UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

UMPQUA HOLDINGS CORPORATION
 (Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

904214103
(CUSIP Number)

April 18, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 904214103	13G	PAGE 2 OF 21

1	NAME OF REPORTING PERSON Thomas H. Lee Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 24,120,726 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 24,120,726 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,120,726 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.00% (2)
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	Includes 21,647,448 shares of Common Stock, no par value per share, and the Warrant exercisable to purchase 2,473,278 shares of Common Stock.

(2)
The calculation of the foregoing percentage is based on 219,192,178 shares of Common Stock, which includes 216,718,900 shares of Common Stock outstanding as of April 18, 2014, as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 21, 2014.

CUSIP NO. 904214103	13G	PAGE 3 OF 21

1	NAME OF REPORTING PERSON THL Equity Advisors VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 24,109,571 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 24,109,571 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,109,571 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.00% (2)
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	Includes 21,636,293 shares of Common Stock, no par value per share, and the Warrant exercisable to purchase 2,473,278 shares of Common Stock.

(2)
The calculation of the foregoing percentage is based on 219,192,178 shares of Common Stock, which includes 216,718,900 shares of Common Stock outstanding as of April 18, 2014, as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 21, 2014.

CUSIP NO. 904214103	13G	PAGE 4 OF 21

1	NAME OF REPORTING PERSON Thomas H. Lee Equity Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,285,445 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,285,445 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,285,445 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.09% (2)
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	Includes 11,922,549 shares of Common Stock, no par value per share, and a Warrant exercisable to purchase 1,362,896 shares of Common Stock.

(2)
The calculation of the foregoing percentage is based on 218,081,796 shares of Common Stock, which includes 216,718,900 shares of Common Stock outstanding as of April 18, 2014, as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 21, 2014.

CUSIP NO. 904214103	13G	PAGE 5 OF 21

1	NAME OF REPORTING PERSON Thomas H. Lee Parallel Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,996,195 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,996,195 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,996,195 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.13% (2)
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	Includes 8,073,324 shares of Common Stock, no par value per share, and a Warrant exercisable to purchase 922,871 shares of Common Stock.

(2)
The calculation of the foregoing percentage is based on 217,641,771 shares of Common Stock, which includes 216,718,900 shares of Common Stock outstanding as of April 18, 2014, as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 21, 2014.

CUSIP NO. 904214103	13G	PAGE 6 OF 21

1	NAME OF REPORTING PERSON Thomas H. Lee Parallel (DT) Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,571,456 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,571,456 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,571,456 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.72% (2)
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	Includes 1,410,250 shares of Common Stock, no par value per share, and a Warrant exercisable to purchase 161,206 shares of Common Stock.

(2)
The calculation of the foregoing percentage is based on 216,880,106 shares of Common Stock, which includes 216,718,900 shares of Common Stock outstanding as of April 18, 2014, as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 21, 2014.

CUSIP NO. 904214103	13G	PAGE 7 OF 21

1	NAME OF REPORTING PERSON THL Sterling Equity Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 256,475 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 256,475 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,475 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.12% (2)
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	Includes 230,170 shares of Common Stock, no par value per share, and a Warrant exercisable to purchase 26,305 shares of Common Stock.

(2)
The calculation of the foregoing percentage is based on 216,745,205 shares of Common Stock, which includes 216,718,900 shares of Common Stock outstanding as of April 18, 2014, as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 21, 2014.

CUSIP NO. 904214103	13G	PAGE 8 OF 21

1	NAME OF REPORTING PERSON THL Managers VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,155
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,155
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,155
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.01% (1)
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
The calculation of the foregoing percentage is based on 216,718,900 shares of Common Stock outstanding as of April 18, 2014, as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 21, 2014.

Item 1 (a).       Name of Issuer:

Umpqua Holdings Corporation

Item 1 (b).       Address of Issuer’s Principal Executive Offices:

One SW Columbia Street, Suite 1200
Portland, OR  97258

Item 2 (a).       Name of Person Filing:

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Thomas H. Lee Advisors, LLC, a Delaware limited liability company (“THL Advisors”); (2) THL Equity Advisors VI, LLC, a Delaware limited liability company (“Equity Advisors”); (3) Thomas H. Lee Equity Fund VI, L.P., a Delaware limited partnership (“THL Equity VI”); (4) Thomas H. Lee Parallel Fund VI, L.P., a Delaware limited partnership (“Parallel Fund VI”); (5) Thomas H. Lee Parallel (DT) Fund VI, L.P., a Delaware limited partnership (“DT Fund VI”); (6) THL Sterling Equity Investors L.P., a Delaware limited partnership (“THL Sterling”; together with THL Equity VI, Parallel Fund VI, DT Fund VI, the “THL Funds”); and (7) THL Managers VI, LLC, a Delaware limited liability company (“THL Managers”; together with THL Funds the “THL Entities”).

THL Advisors is the general partner of Thomas H. Lee Partners, L.P., which in turn is the sole member of Equity Advisors, which in turn is the general partner of the THL Funds.  In addition, Thomas H. Lee Partners, L.P. is the managing member of THL Managers.

The THL Entities have entered into a Joint Filing Agreement, dated April 28, 2014, a copy of which is filed with this Schedule 13G as Exhibit A and pursuant to which the THL Entities have agreed to file this statement jointly in accordance with the provisions of rule 13d-1(k) under the Securities Exchange Act of 1934.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

c/o Thomas H. Lee Partners, L.P.
100 Federal Street, 35th Floor
Boston, MA 02110

Item 2 (c).       Citizenship:

Thomas H. Lee Advisors, LLC – Delaware
THL Equity Advisors VI, LLC – Delaware
Thomas H. Lee Equity Fund VI, L.P. – Delaware
Thomas H. Lee Parallel Fund VI, L.P. – Delaware
Thomas H. Lee Parallel (DT) Fund VI, L.P. – Delaware

CUSIP NO. 904214103	13G

THL Sterling Equity Investors LP – Delaware
THL Managers VI, LLC – Delaware

Item 2 (d).       Title of Class of Securities:

Common Stock, no par value (the “Common Stock”)

Item 2 (e).       CUSIP Number:

904214103

Item 3.	Not Applicable

Item 4              Ownership

Item 4(a)	Amount Beneficially Owned

This Schedule 13G is being filed on behalf of the Reporting Persons.  The Reporting Persons may be deemed to beneficially own in the aggregate 24,120,726 shares of the Issuer’s Common Stock, representing, in the aggregate, 11.00% of the Issuer’s Common Stock.  The percentage of Common Stock held by the Reporting Persons is based on 216,718,900 shares of Common Stock of the Issuer outstanding as of April 18, 2014 (the “Outstanding Shares”), as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 21, 2014 and assumes the exercise by the Reporting Persons of the Warrant.

The following shares were owned by the Reporting Persons on April 18, 2014 and the date hereof:

THL Advisors owns 24,120,726 shares of the Issuer, representing approximately 11.00% of the Outstanding Shares (based on 219,192,178 shares of Common Stock, which includes 216,718,900 shares of Common Stock outstanding as of April 21, 2014, as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 21, 2014 and assumes exercise of the Warrant).

Equity Advisors owns 24,109,571 shares of the Issuer, representing approximately 11.00% of the Outstanding Shares (based on 219,192,178 shares of Common Stock, which includes 216,718,900 shares of Common Stock outstanding as of April 21, 2014, as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 21, 2014 and assumes exercise of the Warrant).

THL Equity VI owns 13,285,445 shares of the Issuer, representing approximately 6.09% of the Outstanding Shares (based on 218,081,796 shares of Common

CUSIP NO. 904214103	13G

Stock, which includes 216,718,900 shares of Common Stock outstanding as of April 18, 2014, as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 21, 2014, and assumes the pro-rata allocation of the Warrant among THL Equity Fund VI, Parallel Fund VI, DT Fund VI and THL Sterling based on their respective percentage ownership in the Issuer).

Parallel Fund VI owns 8,996,195 shares of the Issuer, representing approximately 4.13% of the Outstanding Shares (based on 217,641,771 shares of Common Stock, which includes 216,718,900 shares of Common Stock outstanding as of April 18, 2014, as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 21, 2014, and assumes the pro-rata allocation of the Warrant among THL Equity Fund VI, Parallel Fund VI, DT Fund VI and THL Sterling based on their respective percentage ownership in the Issuer).

DT Fund VI owns 1,571,456 shares of the Issuer, representing approximately 0.72% of the Outstanding Shares (based on 216,880,106 shares of Common Stock, which includes 216,718,900 shares of Common Stock outstanding as of April 18, 2014, as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 21, 2014, and assumes the pro-rata allocation of the Warrant among THL Equity Fund VI, Parallel Fund VI, DT Fund VI and THL Sterling based on their respective percentage ownership in the Issuer).

THL Sterling owns 256,475 shares of the Issuer, representing approximately 0.12% of the Outstanding Shares (based on 216,745,205 shares of Common Stock, which includes 216,718,900 shares of Common Stock outstanding as of April 18, 2014, as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 21, 2014, and assumes the pro-rata allocation of the Warrant among THL Equity Fund VI, Parallel Fund VI, DT Fund VI and THL Sterling based on their respective percentage ownership in the Issuer).

THL Managers owned 11,155 shares of the Issuer, representing less than 0.01% of the Outstanding Shares (based on 216,718,900 shares of Common Stock outstanding as of April 18, 2014, as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 21, 2014).

Each of the Reporting Persons disclaims beneficial ownership of the shares listed in this report, and this report shall not be deemed an admission the Reporting Persons is the beneficial owner of the securities for the purpose of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein.

Item 4(b) Percent of Class

See Item 4(a) hereof

CUSIP NO. 904214103	13G

Each of the Reporting Persons disclaims beneficial ownership of the shares listed in this report, and this report shall not be deemed an admission the Reporting Persons is the beneficial owner of the securities for the purpose of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein.

Item 4(b)          Percent of Class

See Item 4(a) hereof

Item 4(c)          Number of Shares as to which Such Person has:

(i) Sole power to vote or to direct the vote:
See Item 5 of each cover page

(ii) Shared power to vote or to direct the vote:
See Item 6 of each cover page

(iii) Sole power to dispose or to direct the disposition of:
See Item 7 of each cover page

(iv) Shared power to dispose or to direct the disposition of:
See Item 8 of each cover page

Item 5.             Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.             Ownership of More Than Five Percent on Behalf of Another Person

Other than set forth herein, no knowledge of anyone owning 5% or more.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.             Identification and Classification of Members of the Group

See Item 4(a) above.

Item 9.             Notice of Dissolution of Group

Not Applicable.

Item 10.           Certification

(c)       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a–11 under the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2014	THOMAS H. LEE ADVISORS, LLC

	By	THL Holdco, LLC, its managing member

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2014	THL EQUITY ADVISORS VI, LLC

	By:	Thomas H. Lee Partners, L.P., its sole member
	By:	Thomas H. Lee Advisors, LLC, its general partner
	By:	THL Holdco, LLC, its managing member

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2014	THOMAS H. LEE EQUITY FUND VI, L.P.

	By:	THL Equity Advisors VI, LLC, its general partner
	By:	Thomas H. Lee Partners, L.P., its sole member
	By:	Thomas H. Lee Advisors, LLC, its general partner
	By:	THL Holdco, LLC, its managing member

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2014	THOMAS H. LEE PARALLEL FUND VI, L.P.

	By:	THL Equity Advisors VI, LLC, its general partner
	By:	Thomas H. Lee Partners, L.P., its sole member
	By:	Thomas H. Lee Advisors, LLC, its general partner
	By:	THL Holdco, LLC, its managing member

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2014	THOMAS H. LEE PARALLEL (DT) FUND VI, L.P.

	By:	THL Equity Advisors VI, LLC, its general partner
	By:	Thomas H. Lee Partners, L.P., its sole member
	By:	Thomas H. Lee Advisors, LLC, its general partner
	By:	THL Holdco, LLC, its managing member

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2014	THL STERLING EQUITY INVESTORS L.P.

	By:	THL Equity Advisors VI, LLC, its general partner
	By:	Thomas H. Lee Partners, L.P., its sole member
	By:	Thomas H. Lee Advisors, LLC, its general partner
	By:	THL Holdco, LLC, its managing member

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2014	THL MANAGERS VI, LLC

	By:	Thomas H. Lee Partners, L.P., its managing member
	By:	Thomas H. Lee Advisors, LLC, its general partner
	By:	THL Holdco, LLC, its managing member

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director